                                            Filed Pursuant to Rule 424(b)(2)
                                            Registration No 033-64193

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JANUARY 31, 1996)

                          4,000,000 DEPOSITARY SHARES

                         J.P. MORGAN & CO. INCORPORATED
              EACH REPRESENTING A ONE-TENTH INTEREST IN A SHARE OF
                  6 5/8% CUMULATIVE PREFERRED STOCK, SERIES H
                              ($500 STATED VALUE)
                          ---------------------------

     Each of the depositary shares offered hereby (the "Depositary Shares") represents a one-tenth interest in a share of J.P. Morgan & Co. Incorporated's (the "Corporation") 6 5/8% Cumulative Preferred Stock, Series H ($500 Stated Value) (the "Preferred Stock") deposited with Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), and, through the Depositary, will entitle the holder thereof to all proportional rights and preferences of the Preferred Stock (including dividend, voting, redemption and liquidation rights). The proportionate liquidation preference of each Depositary Share will be $50. See "Certain Terms of the Depositary Shares" in the Prospectus Supplement and "Depositary Shares" in the Prospectus accompanying this Prospectus Supplement.

     Dividends on the Preferred Stock offered hereby will accrue at an annual rate of 6 5/8% per share and be cumulative from the date of original issue and will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 1996. All dividends payable on shares of the Preferred Stock to the Depositary, as record holder of the Preferred Stock, will be distributed to the record holders of the Depositary Shares representing such Preferred Stock in accordance with the Deposit Agreement (as defined herein). See "Depositary Shares -- Dividends and Other Distributions" in the Prospectus accompanying this Prospectus Supplement.

     The Preferred Stock will be redeemable, in whole or in part, at the option of the Corporation on or after March 31, 2006 at $500 per share (which is equivalent to $50 per Depositary Share) plus accrued but unpaid dividends to the date fixed for redemption. See "Certain Terms of the Preferred
Stock -- Redemption."

     Application has been made to list the Depositary Shares on the New York Stock Exchange. The Preferred Stock will not be so listed and the Corporation does not expect that there will be any trading market for the Preferred Stock except as represented by the Depositary Shares. See "Underwriting."
                          ---------------------------

NEITHER THE DEPOSITARY SHARES NOR THE PREFERRED STOCK ARE SAVINGS ACCOUNTS,
     DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF
        THE CORPORATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
           INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY
               OR INSTRUMENTALITY.
                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
       CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                     Price to              Underwriting           Proceeds to the
                                    Public (1)             Discount (2)         Corporation (1)(3)
-----------------------------------------------------------------------------------------------------
Per Depositary Share.........         $50.00                   $1.00                  $49.00
-----------------------------------------------------------------------------------------------------
Total........................      $200,000,000             $4,000,000             $196,000,000
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

(1) Plus accrued dividends, if any, from February 8, 1996.

(2) The Corporation has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting expenses of the Corporation estimated to be $75,000.
                          ---------------------------

     The Depositary Shares offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Depositary Shares will be made in New York, New York, on or about February 8, 1996.
                          ---------------------------

LEHMAN BROTHERS                                      J.P. MORGAN SECURITIES INC.

               BEAR, STEARNS & CO. INC.

                                 MERRILL LYNCH & CO.

                                                               SMITH BARNEY INC.

February 1, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                             ---------------------

                         J.P. MORGAN & CO. INCORPORATED

     J.P. Morgan, whose origins date to a merchant banking firm founded in London in 1838, is the holding company for a group of global subsidiaries that provide a wide range of financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately held companies, nonprofit organizations, and financially sophisticated individuals. J.P. Morgan's activities include: finance and advisory, sales and trading, asset management and servicing, equity investments and asset and liability management.

                            APPLICATION OF PROCEEDS

     The net proceeds from the sale of the Depositary Shares, estimated to be approximately $196,000,000 (less expenses incurred by the Corporation in connection with the issue), will be used for general corporate purposes, including investment in equity and debt securities and interest-bearing deposits of subsidiaries. Pending such use, the Corporation may temporarily invest the net proceeds or may use them to reduce short-term indebtedness.

                         SUMMARY FINANCIAL INFORMATION

                                                                     YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------------------------------------
                                        1995           1994           1993             1992           1991           1990
                                     -----------     ---------      ---------        ---------      ---------      ---------
                                                           DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA
                                     (UNAUDITED)     (AUDITED)      (AUDITED)        (AUDITED)      (AUDITED)      (AUDITED)
SELECTED FINANCIAL DATA
Total interest revenue.............   $   9,937      $   8 379      $   7,442        $   7,281      $   7,786      $   8,445
Total noninterest revenue..........       3,901          3,536          4,499            2,950          2,528          2,035
Total revenues.....................      13,838         11,915         11,941           10,231         10,314         10,480
Net interest revenue...............       2,003          1,981          1,772            1,708          1,484          1,148
Provision for credit losses........          --             --             --               55             40             50
Total operating expenses...........       3,998          3,692          3,580            2,854          2,487          2,079
Net income.........................       1,296          1,215          1,586(a)         1,582(b)       1,146(c)       1,005(d)
At period-end:
  Total assets.....................     184,879        154,917        133,888          103,197        103,468         93,103
  Long-term debt(e)................       9,327          6,802          5,276            5,443          5,395          4,723
  Stockholders' equity.............      10,451          9,568          9,859            7,308          6,068          5,189
  Common stockholders' equity......       9,957          9,074          9,365            6,814          5,574          4,695
Per common share:
  Net income(f)....................   $    6.42      $    6.02      $    7.80(a)     $    7.95(b)   $    5.80(c)   $    5.21(d)
  Book value.......................       50.71(n)       46.73(g)       47.25(h)         35.56          29.41          25.29
  Dividends declared...............        3.06           2.79           2.48             2.23 1/2       2.03           1.86
EARNINGS RATIOS
Net income as % of:
  Average total assets.............        0.73%          0.70%(g)       1.08%(h)(i)      1.32%(j)       1.05%(k)       0.98%(l)
  Average stockholders' equity.....        13.1           12.5(g)        19.8(h)(i)       22.5(j)        20.4(k)        20.3(l)
  Average common stockholders'
    equity.........................        13.6(n)        12.9(g)        20.9(h)(i)       23.9(j)        21.9(k)        21.9(l)
DIVIDEND PAYOUT RATIO
Dividends declared per common share
  as % of net income per common
  share............................        47.7%          46.3%          31.8%(i)         28.1%(j)       35.0%(k)       35.7%(l)
CAPITAL RATIOS
Average stockholders' equity as %
  of average total assets..........         5.5%           5.7%(g)        5.5%(h)          5.8%           5.2%           4.8%
Common stockholders' equity as %
  of:
  Average total assets.............         5.6            5.3(g)         6.4(h)           5.7            5.1            4.6
  Total year-end assets............         5.4            5.9(g)         7.0(h)           6.6            5.4            5.0
Total stockholders' equity as % of:
  Average total assets.............         5.9            5.5(g)         6.7(h)           6.1            5.6            5.1
  Total year-end assets............         5.7            6.2(g)         7.4(h)           7.1            5.9            5.6
Tier 1 risk-based capital
  ratio(m).........................         8.7            9.6            9.3              8.9            6.9            6.3
Total risk-based capital
  ratio(m).........................        12.9           14.2           13.0             13.0           10.7           10.0
Leverage ratio(m)..................         6.1            6.5            7.3              7.1            5.8            5.5
OTHER SELECTED DATA
Common shares outstanding at
  period-end (in thousands)........     187,116        187,701        193,087          191,610        189,529        185,654
Total employees at period-end......      15,613         17,055         15,193           14,368         13,323         12,968

---------------
(a) Net income in 1993 includes a $137 million ($0.68 per share) charge related to the cumulative effect of a change in accounting for postretirement benefits adopted January 1, 1993.

(b) Net income in 1992 includes $452 million ($2.29 per share) related to the cumulative effect of a change in accounting for income taxes adopted retroactive to January 1, 1992. As a result of applying the new method of accounting for income taxes, income before the cumulative effect of the change for 1992 was reduced by $252 million, or $1.26 per share ($1.27 per share assuming full dilution); net income was increased by $200 million, or $1.03 per share ($1.02 per share assuming full dilution).

(c) Net income in 1991 includes $32 million ($0.17 per common share) related to the extraordinary gain on early retirement of debt.

(d) Net income in 1990 includes $230 million ($1.22 per common share) related to the cumulative effect of a change in accounting for trading swaps adopted January 1, 1990. As a result of applying the new method of accounting for trading swaps, income before the cumulative effect of the change for 1990 was increased by approximately $150 million ($0.79 per share).

(e) Includes $3,590 million, $3,197 million, $2,459 million, $2,300 million, $2,080 million, and $1,883 million of long-term debt qualifying as risk-based capital in 1995, 1994, 1993, 1992, 1991, and 1990 respectively.

(f) Earnings per share amounts for 1994 and 1993 represent both primary and fully diluted earnings per share; earnings per share amounts for 1995, 1992, 1991, and 1990 represent primary earnings per share. For 1995 fully diluted earnings per share were $6.36. For 1992 fully diluted earnings per share before and after the cumulative effect of the change in accounting were $5.63 and $7.92 respectively. For 1991 fully diluted earnings per share before and after the extraordinary gain were $5.58 and $5.75 respectively. For 1990 fully diluted earnings per share before and after the cumulative effect of the change in accounting were $3.97 and $5.19 respectively.

(g) Excluding the effect of SFAS No. 115, the book value per common share would have been $44.39 for the twelve months ended December 31, 1994; net income would have been 0.71% of average total assets, 13.6% of average stockholders' equity, and 14.2% of average common stockholders' equity; average stockholders' equity would have been 5.2% of average total assets; common stockholders' equity would have been 5.0% of average total assets and 5.6% of total year-end assets; total stockholders' equity would have been 5.3% of average total assets and 5.9% of total year-end assets.

(h) Excluding the effect of adopting SFAS No. 115 at December 31, 1993, the book value per common share would have been $41.37; net income would have been 1.09% of average total assets, 19.8% of average stockholders' equity, and 20.9% of average common stockholders' equity; average stockholders' equity would have been 5.5% of average total assets; common stockholders' equity would have been 5.6% of average total assets and 6.2% of total year-end assets; total stockholders' equity would have been 6.0% of average total assets and 6.6% of total year-end assets.

(i) Excluding the cumulative effect of the accounting change for postretirement benefits, 1993 net income would have been 1.18% of average total assets, 21.1% of average stockholders' equity, and 22.3% of average common stockholders' equity; dividends declared per common share would have been 29.3% of income per common share before the accounting change.

(j) Excluding the cumulative effect of the accounting change for income taxes, 1992 net income would have been 0.94% of average total assets, 17.2% of average stockholders' equity, and 18.3% of average common stockholders' equity; dividends declared per common share would have been 39.5% of income per common share before the accounting change.

(k) Excluding the effect of the extraordinary gain on early retirement of debt, 1991 net income would have been 1.03% of average total assets, 19.8% of average stockholders' equity, and 21.3% of average common stockholders' equity; dividends declared per common share would have been 36.1% of income per common share before the extraordinary gain.

(l) Excluding the cumulative effect of the accounting change for trading swaps, 1990 net income would have been 0.76% of average total assets, 15.6% of average stockholders' equity, and 17.7% of average common stockholders' equity; dividends declared per common share would have been 46.6% of income per common share before the accounting change.

(m) In accordance with Federal Reserve Board guidelines, the effect of SFAS No. 115 and the equity, assets, and off-balance-sheet exposures of J.P. Morgan Securities Inc. are excluded. Risk-based capital ratios for 1995 are estimates.

(n) Excluding the effect of SFAS No. 115, the book value per common share would have been $47.83 for the twelve months ended December 31, 1995 and net income would have been 14.3% of average common stockholders' equity.

                     CERTAIN TERMS OF THE DEPOSITARY SHARES

     The following description of certain terms of the Depositary Shares supplements, and to the extent inconsistent therewith, supersedes, the description of the general terms and provisions of the Depositary Shares set forth under the heading "Depositary Shares" in the Prospectus accompanying this Prospectus Supplement, to which reference is hereby made. This description does not purport to be complete and is qualified in its entirety by the provisions of the Deposit Agreement (as defined below), a form of which has been filed as an exhibit to the Registration Statement.

     The shares of Preferred Stock represented by the Depositary Shares will be deposited under the Deposit Agreement, dated as of February 8, 1996 (the "Deposit Agreement"), between the Corporation, Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), as Depositary, and the holders from time to time of depositary receipts issued by the Depositary thereunder ("Depositary Receipts"). Depositary Receipts will be issuable only in definitive registered form. Each Depositary Share will represent a one-tenth interest in a share of the Preferred Stock. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, through the Depositary and in proportion to the one-tenth interest in a share of the Preferred Stock represented by such Depositary Share, to all rights and preferences of a share of the Preferred Stock (including, dividend, voting, redemption and liquidation rights). See "Certain Terms of Preferred Stock" below and "Description of Series Preferred Stock" and "Depositary Shares" in the Prospectus accompanying this Prospectus Supplement. Morgan Guaranty Trust Company of New York is a wholly-owned subsidiary of the Corporation and its depositary operations are located at 60 Wall Street, New York, N.Y. 10260.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may issue temporary Depositary Receipts. Definitive Depositary Receipts will be prepared and will be exchangeable for temporary Depositary Receipts at the Corporation's expense.

     First Chicago Trust Company will act as transfer agent, dividend disbursing agent and registrar for the Depositary Shares and the Preferred Stock and acts as the transfer agent, dividend disbursing agent and registrar to the Corporation's common stock and certain series of the Corporation's preferred stock.

                      CERTAIN TERMS OF THE PREFERRED STOCK

     The following description of certain terms of the Preferred Stock supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of the preferred stock set forth under the heading "Description of Series Preferred Stock" in the Prospectus accompanying this Prospectus Supplement, to which reference is hereby made. This description does not purport to be complete and is qualified in its entirety by the Corporation's Restated Certificate of Incorporation (the "Charter"), which has been filed as an exhibit to the Registration Statement, and the Articles Supplementary creating the Preferred Stock, which will be filed as an exhibit to the Registration Statement.

GENERAL

     The Corporation's Charter currently authorizes the issuance of 10,000,000 shares of preferred stock without par value which may be issued from time to time in one or more series with such terms as are determined by resolution of the Board of Directors. All shares of preferred stock, irrespective of series, constitute one and the same class.

     At January 31, 1996, there were 187,833,370 shares outstanding of Common Stock and 2,444,300 shares of Series A Adjustable Rate Cumulative Preferred Stock, 50,000 shares each of Series B, C, D, E and F Variable Cumulative Preferred Stock and 8,340 shares of Series G Preferred Stock (together, Series A, B, C, D, E, F and G are referred to as "Other Preferred Stock"). All outstanding shares of preferred stock are fully paid and nonassessable.

     The Board of Directors has adopted resolutions authorizing the Securities Committee of the Board of Directors to create the Preferred Stock. When issued and sold as contemplated by the Prospectus and Prospectus Supplement, the Preferred Stock will be fully paid and nonassessable. The Preferred Stock will not be convertible into shares of Common Stock of the Corporation, will have no preemptive rights, and will not be subject to any sinking fund or other obligation of the Corporation to repurchase or retire the Preferred Stock. The Preferred Stock will be without par value, will have a $500 stated value per share and will rank, with respect to dividends and liquidation preference, equally with the Other Preferred Stock.

DIVIDENDS

     Holders of shares of the Preferred Stock will be entitled to receive, when, and as declared by the Board of Directors of the Corporation, out of assets of the Corporation legally available for payment, cash dividends at the rate of 6 5/8% per annum (equivalent to $3.31 per Depositary Share). Dividends on the Preferred Stock will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing March 31, 1996, at such annual rate. Each such dividend will be payable to holders of record as they appear on the stock books of the Corporation on such record dates, not exceeding 30 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Corporation or the Securities Committee of the Board of Directors. Dividends on the Preferred Stock will be cumulative from the date of original issue of the Preferred Stock. Dividends payable on the Preferred Stock for any period greater or less than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Preferred Stock for each full dividend period shall be computed by dividing the annual dividend rate by four. The Preferred Stock and, accordingly, the Depositary Shares, will be entitled to all of the other dividend rights and subject to certain limitations on the payment of dividends as set forth in the accompanying Prospectus. See "Description of Series Preferred Stock -- Dividend Rights" in the accompanying Prospectus.

LIQUIDATION RIGHTS

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Preferred Stock will be entitled to receive out of the assets of the Corporation available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other class or series of shares ranking junior to the Preferred Stock upon liquidation, liquidating distributions in the amount of $500 per share, (which is the equivalent to $50 per Depositary Share) plus accrued and unpaid dividends. A consolidation or merger of the Corporation with or into any other corporation or corporations or a sale, whether for cash, shares of stock, securities or properties, of all or substantially all or any part of the assets of the Corporation shall not be deemed or construed to be a liquidation, dissolution or winding up of the Corporation. See "Description of Series Preferred Stock -- Liquidation Rights" in the accompanying Prospectus.

     The Corporation is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of the Corporation, its stockholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is necessarily subject to the prior claims of the respective creditors of its subsidiaries, except to the extent that claims of the Corporation in its capacity as a creditor of its subsidiaries may be recognized.

REDEMPTION

     The Preferred Stock may be redeemed on or after March 31, 2006, at the option of the Corporation, for cash, on at least 30 but not more than 60 days notice at any time or from time to time, as a whole or in part, at $500 per share (which is the equivalent to $50 per Depositary Share), plus, in each case, dividends accrued and accumulated but unpaid to but excluding the date fixed for redemption. The Preferred Stock will not be subject to any sinking fund or other obligation of the Corporation to purchase or redeem the Preferred Stock. Any such redemption may be effected only with prior approval of the appropriate bank regulatory authorities (unless at such time it is determined that such approval is not required). At the date of this Prospectus Supplement approval by the Federal Reserve Board is required. See "Description of Series Preferred Stock -- Optional Redemption" in the accompanying Prospectus.

CONVERSION OR EXCHANGE RIGHTS

     The Preferred Stock is not convertible into or exchangeable for shares of any other class or series of capital stock of the Corporation.

VOTING RIGHTS

     Except as indicated below or except as expressly required by applicable law, the holders of the Preferred Stock will not be entitled to vote. Whenever the holders of the Preferred Stock are entitled to vote upon a matter, each share outstanding entitled to be voted on such matter will be entitled to one vote (the equivalent of one-tenth of a vote per Depositary Share).

     If the equivalent of six quarterly dividends payable on any series of the Corporation's preferred stock are in default, the number of directors of the Corporation will be increased by two and the holders of all outstanding series of preferred stock, voting as a single class without regard to series, will be entitled to elect such additional two directors until all dividends in default have been paid or declared and set apart for payment.

     The affirmative vote or consent of the holders of at least 66 2/3 percent of the outstanding shares of Preferred Stock, voting as a class, will be required for any amendment to the Corporation's Charter (or any Certificate of Designation, Rights and Preferences or any similar document relating to any series of preferred stock) that will adversely affect the powers, preferences, privileges or rights of the Preferred Stock. The affirmative vote or consent of the holders of at least 66 2/3 percent of the outstanding shares of Preferred Stock and any other series of preferred shares of the Corporation ranking on a parity with the Preferred Stock as to dividends or upon liquidation, voting as a single class without regard to series, will be required to authorize, effect or validate the creation, authorization or issue of any shares of any class of stock of the Corporation ranking prior to the Preferred Stock as to dividends or upon liquidation, or the reclassification of any authorized stock of the Corporation into any such prior shares, or the creation, authorization or issue of any obligation or security convertible into or evidencing the right to purchase any such prior shares.

     Under interpretations adopted by the Federal Reserve Board, if the holders of Preferred Stock become entitled to vote for the election of directors because dividends are in arrears as described herein, such Preferred Stock may then be deemed a "class of voting securities" and a holder of 25% or more of such Preferred Stock

(or a holder of 5% or more if it otherwise exercises a "controlling influence" over the Corporation) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act of 1936, as amended (the "BHCA"). In addition, at such time as such Preferred Stock is deemed a class of voting securities, any other bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire 5% or more of such Preferred Stock under the BHCA, and any person other than a bank holding company may be required to obtain the prior approval of the Federal Reserve Board under the Change in Bank Control Act to acquire 10% or more of such Preferred Stock.

                                    TAXATION

     Owners of the Depositary Shares will be treated for Federal income tax purposes as if they were owners of the Preferred Stock represented by such Depositary Shares and, accordingly, must take into account for Federal income tax purposes the income and deductions to which they would be entitled if they were holders of such Preferred Stock.

     On December 7, 1995, the Clinton Administration released a budget plan that includes certain tax proposals (the "Proposals") that may affect holders of the Preferred Stock. The Proposals have not yet been introduced as legislation and there can be no certainty that they will be enacted into law.

     Under the Proposals, the Dividends Received Percentage that is currently available to corporate shareholders for certain dividends received from another corporation in which the shareholder owns less than 20% (by vote and value) would be reduced from 70% to 50% for dividends paid after January 31, 1996. Additionally, under current law, the dividends received deduction is allowed to a corporate shareholder only if the shareholder satisfies a 46-day holding period for the dividend-paying stock (or a 91-day period for certain dividends on preferred stock). The Proposals provide that a taxpayer is not entitled to a dividends received deduction if the taxpayer's holding period for the dividend-paying stock is not satisfied over a period immediately before or immediately after the taxpayer becomes entitled to receive the dividend. This provision would be effective for dividends paid after January 31, 1996.

                                  UNDERWRITING

     The underwriters of the offering of Depositary Shares (the "Underwriters"), for whom Lehman Brothers Inc., J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Smith Barney Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement dated as of February 1, 1996, to purchase from the Corporation the aggregate number of Depositary Shares set forth opposite their respective names below:

                                                                                   NUMBER OF
                                 UNDERWRITER                                   DEPOSITARY SHARES
-----------------------------------------------------------------------------  -----------------
Lehman Brothers Inc. ........................................................        600,000
J.P. Morgan Securities Inc. .................................................        600,000
Bear, Stearns & Co. Inc. ....................................................        600,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...........................        600,000
Smith Barney Inc. ...........................................................        600,000
CS First Boston Corporation..................................................        100,000
Dean Witter Reynolds Inc. ...................................................        100,000
Dillon, Read & Co. Inc. .....................................................        100,000
Donaldson, Lufkin & Jenrette Securities Corporation..........................        100,000
Goldman, Sachs & Co. ........................................................        100,000
Morgan Stanley & Co. Incorporated............................................        100,000
NationsBanc Capital Markets, Inc. ...........................................        100,000
PaineWebber Incorporated.....................................................        100,000
Prudential Securities Incorporated...........................................        100,000
Salomon Brothers Inc ........................................................        100,000
                                                                                   ---------
                                                                                   4,000,000
                                                                                   =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing shares are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Underwriters have advised the Corporation that they propose to offer all or part of the Depositary Shares directly to the public at the price to the public set forth on the cover page of this Prospectus Supplement, and in part to certain dealers, at such price less a concession not in excess of $.60 per Depositary Share. The Underwriters may allow, and such dealers may reallow, discounts not in excess of $.25 per Depositary Share to certain other dealers. After the initial public offering, the price and concessions may be changed. The Depositary Shares are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Depositary Shares are a new issue of securities with no established trading market. Application has been made to list the Depositary Shares on the New York Stock Exchange. There can be no assurance that the Depositary Shares will be so listed or will continue to be listed. Although the Corporation has been advised by the Underwriters that they may from time to time purchase Depositary Shares in the secondary market, they are not obligated to do so and may discontinue market-making at any time without notice. Consequently, there can be no assurance as to the liquidity of the trading market for the Depositary Shares.

     Underwriters and certain of their associates and affiliates may be customers of (including borrowers from), engage in transactions with, and/or perform services for the Corporation and its subsidiaries in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Depositary Shares offered hereby and the issuance of the Preferred Stock in connection therewith will be passed upon for the Corporation by Margaret M. Foran, Vice President, Assistant General Counsel and Assistant Secretary of the Corporation, and for the Underwriters by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, counsel to the Underwriters. Ms. Foran owns or has the right to acquire a number of shares of common stock of the Corporation equal to or less than 0.01% of outstanding common stock of the Corporation.

===============================================================================

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR ANY AGENT OR THE UNDERWRITERS. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                          PAGE
                                          ----
J.P. Morgan & Co. Incorporated..........   S-2
Application of Proceeds.................   S-2
Summary Financial Information...........   S-3
Certain Terms of the Depositary
  Shares................................   S-6
Certain Terms of the Preferred Stock....   S-7
Taxation................................   S-9
Underwriting............................  S-10
Legal Opinions..........................  S-11
Prospectus
Available Information...................     2
Incorporation of Certain Documents by
  Reference.............................     2
J.P. Morgan & Co. Incorporated..........     2
Consolidated Ratio of Earnings to Fixed
  Charges...............................     4
Consolidated Ratio of Earnings to
  Combined Fixed Charges and Preferred
  Stock Dividends.......................     5
Use of Proceeds.........................     5
Description of J.P. Morgan Debt
  Securities............................     5
Description of Debt Warrants............    11
Description of Series Preferred Stock...    13
Depositary Shares.......................    16
Description of Preferred Stock
  Warrants..............................    18
Description of Currency Warrants........    19
Risk Factors Relating to Currency
  Warrants..............................    20
Description of Capital Stock............    21
Plan of Distribution....................    22
Experts.................................    24
Legal Opinions..........................    24

===============================================================================


===============================================================================

                          4,000,000 DEPOSITARY SHARES

                               J.P. MORGAN & CO.
                                  INCORPORATED

                         EACH REPRESENTING A ONE-TENTH
                             INTEREST IN A SHARE OF
                               6 5/8% CUMULATIVE
                           PREFERRED STOCK, SERIES H
                              ($500 STATED VALUE)
                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                                February 1, 1996

                          ---------------------------
                                LEHMAN BROTHERS

                          J.P. MORGAN SECURITIES INC.

                            BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.

                               SMITH BARNEY INC.

===============================================================================